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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024



Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Part IV, Line 4i – schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 29, 2011

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2010 and 2009

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2010	2009
Investments, at fair value	$126,958,625	$104,814,168
Cash	138,005	143,465
Receivables		
Participant contributions	236,557	231,081
Employer contributions	98,067	97,610
Notes receivable from participants	10,088,591	9,013,684
	10,423,215	9,342,375
NET ASSETS AVAILABLE FOR BENEFITS	$137,519,845	$114,300,008

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

Additions to net assets attributed to:	
Interest and dividends	$ 2,324,798
Net appreciation in fair value of investments	18,692,580
Interest income on notes receivable from participants	360,547
	21,377,925
Contributions	
Participants	13,758,560
Employer	5,669,919
Rollovers	367,809
	19,796,288
Total additions	41,174,213
Deductions from net assets attributed to:	
Benefits paid to participants	17,214,076
Administrative expenses	740,300
Total deductions	17,954,376
Net increase in net assets	23,219,837
Net assets available for benefits	
Beginning of year	114,300,008
End of year	$137,519,845

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The plan was amended and restated effective January 1, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On December 21, 2010, an amendment to the Plan was executed adding language to incorporate certain regulatory and legislative changes relating to the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $16,500 of their annual compensation (plus a $5,500 catch-up deferral for employees over 50 years of age) for 2010 and 2009. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 4% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2010 and 2009. The Company, in its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for plan years ending 2010 or 2009.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $116,000 and $43,000 as of December 31, 2010 and 2009, respectively. Forfeitures were used to pay plan administrative expenses of approximately $740,000 during the year ended December 31, 2010.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive his distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Notes Receivable from Participants

Participants may, by telephone voice response system or internet application, be granted loans from their fund accounts secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 9.25%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using forfeitures. Administrative expenses in the amount of approximately $740,000 were paid with forfeitures for the year ended December 31, 2010.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of the shares held by the plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Adoption of New Accounting Standard

In September 2010, FASB issued an amendment, Plan Accounting - Defined Contributions Pension Plans (Topic 952); *Reporting Loans to Participants by Defined Contribution Pension Plans,* which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $9,013,684 for the year ended December 31, 2009 from investments to notes receivable from participants. New assets of the Plan were not affected by the adoption of the new guidance.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- *Level 1* - Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Plan's mutual funds and investments in common stock of the Company included in investments are Level 1 securities.

- *Level 2* - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions. We have no Level 2 investments.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. We have no Level 3 investments.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments- Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. Common Stock.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - Continued

December 31, 2010 and 2009

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 6,865,173	$ -	$ -	$ 6,865,173
Balanced funds	26,932,423	-	-	26,932,423
Growth funds	45,395,015	-	-	45,395,015
Value funds	8,515,400	-	-	8,515,400
Fixed income funds	10,586,043	-	-	10,586,043
Other funds	12,223,592	-	-	12,223,592
Total mutual funds	110,517,646	-	-	110,517,646
Common stocks:				
Rent-A-Center, Inc.	16,440,979	-	-	16,440,979
Total common stocks	16,440,979	-	-	16,440,979
Total assets at fair value	$126,958,625	-	-	$126,958,625

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 5,966,967	$ -	$ -	$5,966,967
Balanced funds	23,337,360	-	-	23,337,360
Growth funds	38,673,996	-	-	38,673,996
Value funds	4,277,342	-	-	4,277,342
Fixed income funds	9,654,467	-	-	9,654,467
Other funds	12,646,966	-	-	12,646,966
Total mutual funds	94,557,098	-	-	94,557,098
Common stocks:				
Rent-A-Center, Inc.	10,257,070	-	-	10,257,070
Total common stocks	10,257,070	-	-	10,257,070
Total assets at fair value	$104,814,168	$ -	$ -	$104,814,168

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). There have been amendments to the plan since that date; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE E - RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - Continued

December 31, 2010 and 2009

NOTE G - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2010	2009
Investments at fair value:		
American Independence Funds - International Equity Fund	$ 8,020,941*	$ 8,136,052*
American Independence Funds - Stock Fund	11,669,913*	10,631,701*
NestEgg Dow Jones Funds - 2010 Fund	1,878,443	1,727,562
NestEgg Dow Jones Funds - 2020 Fund	5,610,587	5,055,993
NestEgg Dow Jones Funds - 2030 Fund	5,872,635	4,681,944
NestEgg Dow Jones Funds - 2040 Fund	13,570,758*	11,871,861*
PIMCO Funds - Total Return Fund	10,586,043*	9,654,467*
Invesco Funds - U.S. Small Cap Value Fund	2,639,519	-
American Century Funds - Inflation Adjusted Bond Fund	301,393	-
Goldman Sachs Funds - Mid Cap Value Fund	3,321,670	2,507,265
T. Rowe Price - Growth Stock Fund	7,948,415*	6,831,709*
Vanguard Funds - Mid Cap Index Fund	2,562,561	2,153,775
JP Morgan Funds - Small Cap Equity Fund	4,306,116	3,177,713
Morgan Stanley Funds - Mid Cap Growth	10,088,191*	7,577,394*
Vanguard Funds - 500 Index Fund	4,302,612	3,813,192
Alger Funds - Small Cap Growth Fund	3,060,046	2,319,427
Morgan Stanley Funds – US Small Cap Value Fund	2,554,211	1,770,077
Rent-A-Center, Inc. – Common Stock	16,440,979*	10,257,070*
Federated Funds - Government Obligations Fund	-	12,646,966*
Wells Fargo Funds - Stable Return Fund	12,223,592*	-
	$126,958,625	$104,814,168

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $18,692,580 in 2010. Detail of this net appreciation by type of investment is shown below.

	2010
Mutual funds	$10,758,501
Rent-A-Center, Inc. common stock	7,934,079
	$18,692,580

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$137,519,845	$114,300,008
Amounts allocated to withdrawing participants	(54,649)	(1,218,006)
Net assets available for benefits per the Form 5500	$137,465,196	$113,082,002

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2010
Benefits paid to participants per the financial statements	$17,214,076
Add: Amounts allocated to withdrawing participants at December 31, 2010	54,649
Less: Amounts allocated to withdrawing participants at December 31, 2009	(1,218,006)
Benefits paid to participants per the Form 5500	$16,050,719

NOTE I - SUBSEQUENT EVENT

Effective January 1, 2010, the Plan assets that were attributed to Puerto Rico employees were transferred into a new plan with a similar plan design and fund options. The new plan was established to separate Puerto Rican employees from the Plan in accordance with a change in Puerto Rico tax law. The participants' accounts were liquidated as of December 31, 2010 and transferred to the new trustee. On January 1, 2010 the trustee contributed these amounts to the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico.

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(e) Current value
	T. Rowe Price	Growth Stock Fund	$ 7,948,415
	American Independence Funds	International Equity Fund	8,020,941
	American Independence Funds	Stock Fund	11,669,913
	Morgan Stanley Funds	Mid Cap Growth	10,088,191
	JP Morgan Funds	Small Cap Equity Fund	4,306,116
	NestEgg Dow Jones Funds	2010 Fund	1,878,443
	NestEgg Dow Jones Funds	2020 Fund	5,610,587
	NestEgg Dow Jones Funds	2030 Fund	5,872,635
	NestEgg Dow Jones Funds	2040 Fund	13,570,758
	PIMCO Funds	Total Return Fund	10,586,043
	Vanguard Funds	500 Index Fund	4,302,612
	Vanguard Funds	Mid Cap Index Fund	2,562,561
	Goldman Sachs Funds	Mid Cap Value Fund	3,321,670
	Alger Funds	Small Cap Growth Fund	3,060,046
	Morgan Stanley Funds	US Small Cap Value Fund	2,554,211
*	Rent-A-Center, Inc.	Common Stock	16,440,979
	Wells Fargo Funds	Stable Return Fund	12,223,592
	Invesco Funds	U.S. Small Cap Value Fund	2,639,519
	American Century Funds	Inflation - Adjusted Bond Fund	301,393
	Total investments		126,958,625
	Cash		138,005
*	Participants	Notes receivable from participants, interest rates ranging from 3.25% to 9.25%	10,088,591
	Total Assets		$137,185,221

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator



Date: June 29, 2011

By: ______________________
Dawn M. Wolverton
Vice President – Associate General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 29, 2011, with respect to the financial statements and supplemental schedules of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).



Dallas, Texas
June 29, 2011